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                  [Letterhead of Vesta Insurance Group, Inc.]




                                 July 6, 2000

Filed Via EDGAR
---------------

The Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D.C.  20549
Attention: Ms. Cheri Carper

     Re: Vesta Insurance Group, Inc.; Registration Statement on Form S-1 (Registration No. 333-90473)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933 as amended, Vesta Insurance Group, Inc. (the "Company") hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (Registration No. 333-90473), which was originally filed on November 5, 1999. This Registration Statement was filed on behalf of a selling stockholder which disposed of all of its shares in privately negotiated transactions which were exempt from registration. Accordingly, the Company is requesting withdrawal of this Registration Statement. No shares of common stock of the Company have been issued or sold under this Registration Statement.

     Pursuant to Rule 477(c), the Company further requests that an order of the Commission be included in the file for the Registration Statement indicating that "the Registration Statement was withdrawn upon request of the Registrant, the Commission consenting thereto."

     Should you have any questions or comments or require further information or documentation, please do not hesitate to contact the undersigned at (205) 970-7000, or John W. McCullough at the law firm of Balch & Bingham LLP at (205) 226-3479.

Very truly yours,

VESTA INSURANCE GROUP, INC.               VESTA INSURANCE GROUP, INC.

/s/ Norman W. Gayle, III                  /s/ Donald W. Thornton
------------------------                  ------------------------------------
Norman W. Gayle, III                      Donald W. Thornton
President and Chief Executive Officer     Senior Vice President, General Counsel
                                           and Secretary
                                          Designated Agent for Service
                                           of Process